Exhibit 99.1

JX Luxventure Limited Signs Pet Food Agreement with a Leading Distributor in China for $20,000,000 Annual Sales Amount

JX Luxventure Limited (Nasdaq: LLL) (the “Company”), a company delivering comprehensive products solutions to global high-net-worth families serviced by our business customers with business segments covering tourism, duty-free cross-border merchandise, eCommerce and B2B SAAS solutions, and menswear, announced today that on October 3, 2022, Flower Crown (China) Holding Group Co., Ltd. (“JXFC”), a wholly owned subsidiary of the Company, entered into and executed a Strategic Cooperation Framework Agreement (the “Agreement”) with Hainan Hang Seng Zhongli Commercial Holding Co., Ltd. (“HS Zhongli”), a leading distributor of pet products in China, for the sale, marketing and distribution of JXFC’s pet food products by HS Zhongli. The Agreement provides that the target annual sales amount of JXFC’s pet food products is $20,000,000 and if HS Zhongli achieves this targeted annual sales amount, the Agreement will be automatically renewed for an additional year.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company commented: “The signing of this Agreement is significant for us as we enter into the 4th quarter of 2022 in a rapidly evolving macro environment. Following the execution of this Agreement, we have signed over US$160,000,000 contracts since March of 2022, which enables us to achieve strong revenue growth as a result of our business transformation. Pet food products continue to be in recession-resistant demand and this validates the management’s decision to expand into the cross-border pet-food sector, as it provides robust growth and a healthy profit margin. This is the second year of the three-year turn-around strategy, and we are very pleased with the execution thus far. Our non-menswear business is on course to achieve profitability on an adjusted basis in 2022. Looking forward, we are confident we will deliver a brighter and more profitable 2023 result for our shareholders.”

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a company delivering comprehensive products solutions to global high-net-worth families serviced by its business customers with business segments covering tourism, duty-free cross-border merchandise, eCommerce and B2B SAAS solutions, and menswear. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements due to a variety of factors, including those discussed in the Company’s periodic reports filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.